

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2025

Andrew Regan
Chief Executive Officer
Conduit Pharmaceuticals Inc.
4581 Tamiami Trail North, Suite 200
Naples, Florida 34103

> **Re: Conduit Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed April 22, 2025**
> **File No. 333-286684**

Dear Andrew Regan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Todd Mason, Esq.